UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sportradar Group AG

(Name of Issuer)

Class A ordinary shares

(Title of class of Securities)

H8088L103

(Cusip Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. H8088L103	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Radcliff SR I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,265,392
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,265,392
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,265,392
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. H8088L103	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Radcliff SPV Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,265,392
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,265,392

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,265,392
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. H8088L103	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eli Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,265,392
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,265,392

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,265,392
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. H8088L103	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Evan Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,265,392
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,265,392

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,265,392
10	CHECK BOX IF TE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. H8088L103	SCHEDULE 13G

Item 1(a)	Name of Issuer: Sportradar Group AG
Item 1(b)	Address of Issuer’s Principal Executive Offices: Feldistrasse 2, St. Gallen, Switzerland CH-9000
Item 2 (a)	Name of Person Filing: Radcliff SR I LLC Radcliff SPV Manager LLC Eli Goldstein Evan Morgan
Item 2(b)

Address of Principal Business Offices:

The address of the principal business office of each of the Reporting Persons is:

c/o The Radcliff Companies

408 Greenwich Street, 2nd Floor

New York, NY 10013

Attention: Eli Goldstein and Evan Morgan

Item 2(c)	Citizenship: Radcliff SR I LLC- Delaware Radcliff SPV Manager LLC- Delaware Eli Goldstein- USA Evan Morgan- USA
Item 2(d)	Title of Class of Securities: Class A ordinary shares
Item 2(e)	CUSIP Number: H8088L103

CUSIP No. H8088L103	SCHEDULE 13G

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act
(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Not applicable

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Radcliff SR I LLC– 15,265,392 Radcliff SPV Manager LLC – 15,265,392 Eli Goldstein – 15,265,392 Evan Morgan – 15,265,392
(b)	Percent of class:

Radcliff SR I LLC – 7.43% Radcliff SPV Manager LLC – 7.43% Eli Goldstein – 7.43% Evan Morgan – 7.43%

CUSIP No. H8088L103	SCHEDULE 13G

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Radcliff SR I LLC– 0 Radcliff SPV Manager LLC – 0 Eli Goldstein – 0 Evan Morgan – 0

(ii)	Shared power to vote or to direct the vote

Radcliff SR I LLC – 15,265,392 Radcliff SPV Manager LLC – 15,265,392 Eli Goldstein – 15,265,392 Evan Morgan – 15,265,392

(iii)	Sole power to dispose or to direct the disposition of

Radcliff SR I LLC – 0 Radcliff SPV Manager LLC – 0 Eli Goldstein – 0 Evan Morgan – 0

(iv)	Shared power to dispose or to direct the disposition of

Radcliff SR I LLC – 15,265,392 Radcliff SPV Manager LLC – 15,265,392 Eli Goldstein – 15,265,392 Evan Morgan – 15,265,392

(1) The number of Class A ordinary shares (“Shares”) beneficially owned by the Reporting Persons include 15,265,392 Shares of the Issuer held of record by Radcliff SR I LLC.
(2) Radcliff SPV Manager LLC (the “Managing Member”) is the managing member of Radcliff SR I LLC, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the Shares of the Issuer held by Radcliff SR I LLC. As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own the Shares beneficially owned by Radcliff SR I LLC. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the Shares beneficially owned by Radcliff SR I LLC, except to the extent of his or its pecuniary interest therein.

(3) The percentages used throughout this Schedule 13G are based upon 205,454,977 Shares outstanding as reported in the Issuer’s Prospectus filed on September 15, 2021.

CUSIP No. H8088L103	SCHEDULE 13G

Item 5	Ownership of Five Percent or Less of a Class. Not applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable
Item 8	Identification and Classification of Members of the Group. Not applicable
Item 9	Notice of Dissolution of Group. Not applicable
Item 10

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. H8088L103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 2, 2022	Radcliff SR I LLC

		By:	Radcliff SPV Manager LLC, its manager

		By:	/s/ Eli Goldstein
Manager

Dated:	February 2, 2022	Radcliff SPV Manager LLC

		By:	/s/ Eli Goldstein
Manager

Dated:	February 2, 2022		/s/ Eli Goldstein
Eli Goldstein

Dated:	February 2, 2022		/s/ Evan Morgan
Evan Morgan

CUSIP No. H8088L103	SCHEDULE 13G

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Class A ordinary shares of Sportradar Group AG, beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated:	February 2, 2022	Radcliff SR I LLC

		By:	Radcliff SPV Manager LLC, its manager

		By:	/s/ Eli Goldstein
Manager

Dated:	February 2, 2022	Radcliff SPV Manager LLC

		By:	/s/ Eli Goldstein
Manager

Dated:	February 2, 2022		/s/ Eli Goldstein
Eli Goldstein

Dated:	February 2, 2022		/s/ Evan Morgan
Evan Morgan

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